Ecopetrol S.A. receives authorization from the Colombian Ministry of Finance and Public Credit to structure the issuance and placement of bonds in the international capital markets

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that it has received authorization from the Ministry of Finance and Public Credit, through Resolution 1484 of June 29, 2021, to structure the issuance and placement of bonds in the international capital markets for up to one billion four hundred thousand US dollars (US$ 1,400,000,000), to finance organic growth opportunities and the ordinary course of its business.

This authorization itself does not constitute an approval for the issuance of securities or a financing operation, therefore Ecopetrol must complete all of the necessary approval procedures with its own Board of Directors, as well as the Colombian Ministry of Finance and Public Credit, before proceeding with any debt issuance covered by this authorization. In case of proceeding, it would be duly announced to markets.

Bogotá D.C., June 30, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co